

40 - 33
811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



05060941

June 13, 2005



RECD S.E.C.
JUN 17 2005
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-061305SEC.doc
061305 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 05-CV-00302-DRH**

ORDER

HERNDON, District Judge:

The Court **STRIKES** Defendants' Notice of Removal **(Doc. 1)** and Plaintiffs' First Amended Complaint **(Doc. 2)** given the Court has already dismissed this case, ***Parthasarathy v. T. Rowe Price International Funds, Inc.,*** **State Court Cause No. 03-L-1253**, in accord with the Seventh Circuit's mandate in ***Kircher v. Putnam Funds Trust,*** **403 F.3d 478, 484 (7th Cir. 2005)**. ***See Parthasarathy v. T. Rowe Price International Funds, Inc.,*** **03-CV-673-DRH, Doc. 88, Mem. & Order dated May 27, 2005**. The Clerk is **DIRECTED** to close this case.

IT IS SO ORDERED.

Signed this 10th day of June, 2005.

/s/ David RHerndon
United States District Judge